EXHIBIT 11.2

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Quarter Ended July 1, 2001 and July 2, 2000
(Thousands of Dollars and Shares Except Per Share Data)

	2001		2000
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings (loss) before cumulative effect
of accounting change	$ (18,331)	(18,331)	6,500	6,500
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	171,979	171,979	171,798	171,798
Exercise of stock options and warrants:
Actual	44	44	38	38
Assumed	-	-	-	1,118
Purchase of common stock	-	-	(215)	(215)
	------------	------------	------------	------------
Total	172,023	172,023	171,621	172,739
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Per common share:
Net earnings (loss) before cumulative effect
of accounting change	$ (.11)	(.11)	.04	.04
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